September 18, 2018

Michael DePasquale
Chief Executive Officer
Bio Key International, Inc.
3349 Highway 138, Building A, Suite E
Wall, New Jersey 07719

       Re: Bio Key International, Inc.
           Registration Statement on Form S-3
           Filed August 29, 2018
           File No. 333-227109

Dear Mr. DePasquale:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3

General

1. We note that you are registering 2,559,172 shares of your common stock, 2,392,504 shares of which underlie warrants issued in a November 2014 private offering (the "2014
       Warrants"). The 2014 Warrants were initially exercisable for 996,887 shares, but the number of shares recently increased by 1,395,627 as a result of an anti-dilution adjustment provision in the warrants. It appears that the initial 996,887 shares underlying the 2014
       Warrants were previously registered on a Form S-1 (File No. 333-200887) that was declared effective January 29, 2015 [and which was subsequently combined with another
       Form S-1 (File No. 333-203613) that was declared effective on May 1,
2015].
 Michael DePasquale
Bio Key International, Inc.
September 18, 2018
Page 2
         Accordingly, please remove the previously registered 996,887 shares from this registration statement or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Matthew
Crispino, Attorney-Advisor, at (202) 551-3456 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael DePasquale
                                                             Division of
Corporation Finance
Comapany NameBio Key International, Inc.
                                                             Office of
Information Technologies
September 18, 2018 Page 2                                    and Services
FirstName LastName